Exhibit 10.1

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is made as of January 1, 2018, by and between Global GP LLC, a Delaware limited liability company (the “Company”), and Eric S. Slifka (the “Executive”).

WHEREAS, the Company employs the Executive as the President and Chief Executive Officer of the Company and the Executive also serves as the President and Chief Executive Officer of Global Partners LP, a Delaware limited partnership (the “Partnership”) of which the Company is the general partner; and

WHEREAS, the Company and the Executive have negotiated mutually agreeable terms for the Executive’s continued employment by the Company, including without limitation (a) establishing a one (1) year term of employment, and (b) replacing in its entirety the Long-Term Performance—Based Cash Incentive Plan described in Exhibit B.

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, the sufficiency of which the Company and the Executive each acknowledges, the Company and the Executive hereby agree as follows:

1.                                      Employment and Term of Employment.

(a)                                 Subject to the terms of this Agreement, the employment term hereunder will commence on January 1, 2018 (the “Effective Date”) and continue through December 31, 2018.  The Company and the Executive agree to begin discussions concerning the renewal of this Agreement in the third calendar quarter of 2018, with the objective of reaching a final agreement by the end of December 2018 other than with respect to a replacement Exhibit A (Short-Term Annual Cash Incentive Plan) and a replacement Exhibit B (Long-Term Performance-Based Cash Incentive Plan).  The replacement Exhibits A and B, which are conditions to the parties’ agreement to a renewal term, shall be proposed by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) and acceptable to the Executive. Absent the receipt by either party from the other party of a notice not to renew the Agreement as provided in Section 1(b) below, the initial term of this Agreement shall be automatically extended from December 31, 2018 through April 15, 2019 for the purpose of completing mutually agreeable replacement Exhibits A and B for the 2019 calendar year.  If the parties do not reach agreement with respect to replacement Exhibits A and B for the 2019 calendar year by 11:59 p.m. on April 15, 2019, this Agreement shall automatically terminate, which termination shall be treated as a nonrenewal (notwithstanding the absence of any notice of nonrenewal or Notice of Termination (as defined in Section 7(g) below)) and the Executive shall be entitled to receive the compensation set forth in Section 7(e) below.

(b)                                 Either the Company or the Executive may provide the other with prior written notice of its or his desire not to renew the Agreement, delivered in accordance with Section 20 (“Notice”) at least ninety (90) days in advance of January 1, 2019, in which case the Agreement shall terminate at 11:59 p.m. on December 31, 2018 and the Executive shall be entitled to receive the compensation set forth in Section 7(e) below.

(c)                                  Notwithstanding anything to the contrary in this Section 1, either the Company or the Executive may terminate the Executive’s employment with the Company at any time, subject to the terms and conditions of Section 7 hereof.

(d)                                 The employment period as described in this Section 1 (as it may be extended and/or renewed) is referred to herein as the “Term.”

2.                                      Position and Duties.  During the Term, the Company shall employ the Executive as the President and Chief Executive Officer of the Company and he also shall serve as the President and Chief Executive Officer of the Partnership, or in such other positions as the parties mutually agree.   The Executive shall have such powers and duties and responsibilities as are customary to such position and as are assigned to the Executive by the Board of Directors of the Company (the “Board”) in connection with the Executive’s general management and supervision of the operations of the Company and of the Partnership, reporting only to the Board.  The Executive’s employment shall also be subject to the policies maintained and established by the Company that are of general applicability to the Company’s employees, as such policies may be amended from time to time.

3.                                      Other Interests. During the Term, the Executive shall devote his full time, attention, energies and business efforts during normal business hours to his duties and responsibilities as the President and Chief Executive Officer of the Company and of the Partnership and its subsidiaries.  The Partnership and its subsidiaries are sometimes hereinafter referred to collectively as the “Partnership Group”.  During the Term, except as otherwise restricted by the non-competition covenants set forth in Annex I attached hereto and incorporated herein by reference, the parties recognize and agree that the Executive may engage in other business activities that do not conflict with the business and affairs of the Company or of the Partnership or interfere with the Executive’s performance of his duties and responsibilities hereunder.  Additionally, the non-competition covenants set forth in Annex I shall apply to the Executive from the Date of Termination and shall continue until the first anniversary of the Date of Termination (as defined in Section 7(h) hereof). The Executive, for himself and his Affiliates, hereby agrees and acknowledges that the non-competition restrictions and covenants set forth in Annex I are fair and reasonable provisions for the protection of the Company’s and the Partnership Group’s legitimate business interests including, without limitation, the Company’s and the Partnership Group’s confidential information, trade secrets, goodwill and the business contacts which the Executive will establish and develop in the course of performing his duties under this Agreement

4.                                      Duty of Loyalty.

(a) The Executive acknowledges and agrees that the Executive owes a fiduciary duty of loyalty to act in the best interests of the Company and of the Partnership Group. In keeping with such duty, the Executive shall, during the Term, make full disclosure to the Company of all business opportunities pertaining to the business of the Company or of the Partnership or any of its subsidiaries and, during the Term, shall not appropriate for the Executive’s own benefit business opportunities concerning the business of the Company, the Partnership or any of its subsidiaries, except as otherwise permitted by the non-competition covenants set forth in Annex I or as consented to in writing by the Board of Directors of the Company.

(b) The Company shall indemnify the Executive to the extent permitted by the Company’s third amended and restated limited liability company agreement, as amended and/or restated from time to time, and by applicable law, against all costs, charges and expenses, including without limitation, attorney’s fees, incurred or sustained by the Executive in connection with any claim against Executive and in connection with any action, suit or proceeding to which the Executive may be made a party by reason of being an officer, director or employee of the Company or of the Partnership or any of its subsidiaries. In connection with the foregoing, the Executive will be covered under any liability insurance policy that protects the other officers and directors of the Company.

5.                                      Place of Performance.  Subject to such business travel from time to time as may be reasonably required in the discharge of his duties and responsibilities as the President and Chief Executive Officer of the Company and while serving as the President and Chief Executive Officer of the Partnership, the Executive shall perform his obligations hereunder in, or within forty (40) miles of, Waltham, Massachusetts.

6.                                      Compensation.

(a)                                 Base Salary.  During the Term, the Executive shall be paid an annual base salary of $800,000, subject to increase for the renewal term (if any) as of January 1, 2019, if so determined by the Compensation Committee.  The Executive’s base salary, as may be increased in accordance with this Section 6(a), is hereafter referred to as “Base Salary.” The Base Salary shall be paid in equal installments pursuant to the Company’s customary payroll policies and procedures in force at the time of payment, but in no event less frequently than monthly.

(b)                                 Bonus.  From time to time during the Term, the Executive may be eligible to receive a cash bonus (a “Bonus”) in an amount to be determined at the discretion of the Compensation Committee.

(c)                                  Incentive Compensation.  The Executive shall participate in the annual short-term incentive compensation plan set forth in the attached Exhibit A (the “Short-Term Incentive Plan”) and the long-term incentive compensation plan set forth in the attached Exhibit B (the “Long-Term Performance-Based Cash Incentive Plan”) and as determined by the Compensation Committee may be eligible to participate in any other incentive plans in which management employees may participate.

(d)                                 Reimbursements.  During the Term, the Company shall pay or reimburse the Executive for all reasonable expenses incurred by the Executive on business trips, and for all other business and entertainment expenses reasonably incurred or paid by him during the Term in the performance of his services under this Agreement, in accordance with past practice and with the Company’s expense reimbursement policy as in effect from time to time, upon presentation of expense statements or vouchers or such other supporting documentation as the Company may reasonably require.

(e)                                  Fringe Benefits.  During the Term, the Executive shall be entitled to participate in the Company’s health insurance, 401(k) and other benefit plans in accordance with Company policies and on the same general basis as other executives of the Company.  During the Term, the Company also will provide the Executive with additional fringe benefits consistent with benefits that have been provided to him under prior arrangements and in accordance with past practice, and with such other benefits as may be approved by the Compensation Committee.

(f)                                   Vacation.  During the Term (including the renewal period, if any), the Executive shall be granted 30 days of paid vacation for each calendar year with any unused vacation days to be subject to the Company’s standard vacation policy with respect to the carryover or payment for any such unused vacation days.

7.                                      Separation from Service.

(a)                                 In General.  If the Executive’s employment is terminated for any reason, he (or his estate) shall be paid on the Date of Termination (i) all amounts of Base Salary due and owing up through the Date of Termination, (ii) any earned but unpaid Bonus, (iii) all reimbursements of expenses appropriately and timely submitted, and (iv) any and all other amounts, including vacation pay, that may be due to him as of the Date of Termination (the “Accrued Obligations”). Additionally, the Executive shall be entitled to retain the following items currently supplied to him by the Company: (i) personal computer, laptop computer and iPad; and (ii) smartphone(s), including all information contained on the smartphone(s) and the then current telephone number(s) for such smartphone(s), it being acknowledged and agreed by the Executive that all information contained on the smartphone(s) shall remain subject to the provisions of Section 9 below. The Company will also maintain the Executive’s e-mail account and provide the Executive with access to, and control over, the e-mail account for a period of no less than six months following termination of employment. Promptly following the Date of Termination, the Executive shall return to the Company all confidential and proprietary information of the Company in his possession.

(b)                                 Termination Due to the Death or Disability of Executive.  The Executive’s employment hereunder shall be terminated automatically upon the death or Disability of the Executive.  The Company shall pay or distribute to the Executive (or his estate) upon his termination under this Section 7(b) on the Date of Termination or as soon as reasonably practical (but no more than ten days) thereafter:

(i)                                     the Accrued Obligations, plus

(ii)                                  a lump sum payment of an amount equal to his Base Salary (determined as of the Date of Termination) multiplied by 200%, plus

(iii)                               an amount equal to the target incentive amount under the then applicable Short-Term Incentive Plan as set forth on attached Exhibit A for the fiscal year including the Date of Termination, multiplied by 200%, plus

(iv)                              the Executive’s interests in the Company’s long-term incentive plans, including, but not limited to, (a) the pro-rated cash incentive amount, if any, earned under the Long-Term Performance-Based Cash Incentive Plan described on attached Exhibit B, as determined by the Compensation Committee, and (b) the amounts of cash and/or securities due as a result of the automatic vesting of the Executive’s interests in grants that have been awarded to the Executive under the Global Partners LP Long-Term Incentive Plan, to the extent accelerated vesting is not prohibited under the vesting provisions of the then awarded and unvested grants, plus

(v)                                 the Company shall pay the monthly amounts due for all group health, dental, life, disability, vision and similar insurance premiums on behalf of the Executive and his spouse and dependents, if any, for 24 months following the Date of Termination.

(c) Termination by the Company Without Cause or by the Executive for Reasons Constituting Constructive Termination.  The Executive’s employment hereunder may be terminated by the Company without Cause or by the Executive for reasons constituting Constructive Termination.  The Company shall pay or distribute to the Executive (or his estate) upon his termination under this Section 7(c) on the Date of Termination or as soon as reasonably practical (but no more than ten days) thereafter:

(i)                                     the Accrued Obligations, plus

(ii)                                  a lump sum payment of an amount equal to his Base Salary determined as of the Date of Termination multiplied by 200% (provided, however, that this multiplier shall be 300% if the Executive’s employment is terminated by the Company without Cause or the Executive terminates his employment for reasons constituting Constructive Termination and such termination occurs within 12 months following a Change in Control) plus

(iii)                               an amount equal to the target incentive amount under the then applicable Short-Term Incentive Plan as set forth on attached Exhibit A for the fiscal year including the Date of Termination, multiplied by 200% (provided, however, that this multiplier shall be 300% if the Executive’s employment is terminated by the Company without Cause or the Executive terminates his employment for reasons constituting Constructive Termination and such termination occurs within 12 months following a Change in Control) plus

(iv)                              the Executive’s interests in the Company’s long-term incentive plans, including, but not limited to, (a) the pro-rated cash incentive amount, if any, earned under the Long-Term Performance-Based Cash Incentive Plan described on attached Exhibit B, as determined by the Compensation Committee, and (b) the amounts of cash and/or securities due as a result of the automatic vesting of the Executive’s interests in grants that have been awarded to the Executive under the Global Partners LP Long-Term Incentive Plan, to the extent accelerated vesting is not prohibited under the vesting provisions of the then awarded and unvested grants, plus

(v)                                 the Company shall pay the monthly amounts due for all group health, dental, life, disability, vision and similar insurance premiums on behalf of the Executive and his spouse and dependents, if any, for 24 months following the Date of Termination, plus

(vi)                              Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to the Executive or for the Executive’s benefit pursuant to this Section 7(c) (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Code (as defined below), are not eligible for exemption pursuant to Q/A-6(a)(2) of Treas. Reg. § 1.280G-1, and will be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then the Company shall pay to the Executive, no later than the time the Excise Tax is required to be paid by the Executive or withheld by the Company, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by the Executive, plus the amount necessary to put the Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that he would have been in if the Executive had not incurred any tax liability under Section 4999 of the Code.  Any determination required under this Section 7(c)(vi), including whether any payments or benefits are Parachute Payments, shall be made by the Company in good faith. The Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 7(c)(vi). The Company’s determinations shall be final and binding on the Company and the Executive; provided, however, that in the event of a dispute with the Internal Revenue Service, the parties will revise the determinations as necessary to comply with regulatory requirements in accordance with the Internal Revenue Service’s interpretations.

If the Executive’s employment is terminated by the Company without Cause or the Executive terminates his employment for reasons of Constructive Termination, but such termination does not occur within 12 months following a Change of Control, and the Executive secures employment within twelve months of the Date of Termination, the Executive shall repay to the Company one-half of the cash received from the Company pursuant to Sections 7(c)(ii) and (iii).

(d)                                 Termination by the Company for Cause.  The Company’s Board of Directors may terminate the Executive’s employment hereunder for Cause, in which case on the Date of Termination, the Executive will receive payment of the Accrued Obligations.  Notwithstanding any provision herein to the contrary, prior to a termination for Cause, the following shall apply:  (i) the Company will provide notice to the Executive setting forth its intention to terminate the Executive for Cause, describing in detail the nature of the circumstances that support such determination, and the date and time established for a hearing before the Board, which hearing shall be not less than fifteen (15) business days from the date of such notice, (ii) the Executive will have the right to be heard by the Board, and the Executive shall be entitled to representation by counsel at such hearing, provided, however, that such counsel shall be subject to reasonable limitations on direct interaction with the Board members during such hearing as such limitations are established by the Board and provided to the Executive with the notice of the hearing, and (iii) following such hearing, the Board may authorize a termination of the Executive’s employment for Cause only with a 75% majority vote of the full Board. If the Executive retains counsel for the hearing with the Board, and the Board does not terminate Executive for Cause within five business days following the hearing, the Company shall promptly reimburse the Executive for any legal fees and expenses incurred by him in connection with such a hearing.

(e)                                  Nonrenewal of the Agreement.  If the Company provides notice to the Executive that the Company elects not to renew the Agreement at the end of the applicable Term, and the Executive does not continue to serve as the Company’s President and Chief Executive Officer following the expiration of this Agreement pursuant to a different employment agreement with the Company, the Company shall pay the Executive upon the expiration of the Agreement, or as soon as reasonably practical (but no more than ten days) thereafter, any Accrued Obligations plus a lump sum payment equal to 200% of the Executive’s then Base Salary.

(f)                                   Definitions.

(i)                                     For the purposes of this Agreement, “Cause” shall mean the Executive (A) has engaged in gross negligence or willful misconduct in the performance of his duties, (B) has committed an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or any of its subsidiaries (including the unauthorized disclosure of any material secret, confidential and/or proprietary information, knowledge or data of the Company or any of its subsidiaries); (C) has been convicted of a crime involving fraud or moral turpitude or any felony or (D) has breached any material provision of this Agreement or any of the restrictions and covenants set forth in Annex I hereto other than as a result of the Executive’s inability to perform his obligations hereunder solely due to his poor physical or mental health.  The Executive must be provided a written notice from the Company, giving him at least 30 days to affect a cure of any claimed occurrence under (A), (B) or (D) above that is capable of being cured, prior to the delivery of any notice described under Section 7(d)(i) hereof.

(ii)                                  “Change in Control” shall occur upon: (A) the date that any one person, entity or group (other than the successors to the interests of Alfred Slifka, and other than Richard Slifka or the Executive, or their respective family members or entities they control, individually or in the aggregate, directly or indirectly (collectively referred to hereinafter as the “Slifkas”)) acquires beneficial ownership of the membership interests of the Company that, together with the membership interests of the Company already owned beneficially by such person, entity or group, constitutes more than 50% of the total voting power of the membership interests of the Company; provided, however, if any one person, entity or group is considered to control, directly or indirectly, more than 50% of the total voting power of the membership interests of the Company, the acquisition of additional membership interests by the same person, entity or group shall not be deemed to be a Change in Control; (B) a consolidation or merger (in one transaction or a series of related transactions) of the Company pursuant to which the holders of the Company’s equity securities immediately prior to such transaction or series of related transactions would not be the beneficial owners immediately after such transaction or series of related transactions of at least 50% of the voting power of the entity surviving such transaction or series of related transactions; or (C) the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to a person other than the Slifkas or any of them. In all respects, the definition of “Change in Control” shall be interpreted to comply with Section 409A(a)(2)(A)(v) of the Internal Revenue Code of 1986 (the “Code”) and any successor statute, and/or guidance thereunder, and the provisions of Treasury Regulation Section 1.409A and any successor regulation and guidance thereto; provided, however, an interpretation in compliance with Section 409A of the Code shall not expand the definition of Change in Control in any way or cause an acquisition by the Slifkas to result in a Change in Control.

(iii)                               “Constructive Termination” means termination of this Agreement by the Executive as a result of any (A) substantial diminution, without the Executive’s written consent, in the Executive’s working conditions consisting of (1) a material reduction in the Executive’s duties and responsibilities, (2) any change in the reporting structure so that the Executive no longer reports solely to the Board, or (3) a relocation of the Executive’s place of work further than forty (40) miles from Waltham, Massachusetts, or (B) a material breach of this Agreement by the Company.  To be able to terminate his employment with the Company for Constructive Termination, the Executive must provide notice to the Company of the existence of any of the conditions set forth in the immediately preceding sentence within 90 days of his becoming aware of the initial existence of such condition(s), and the Company must fail to remedy such condition(s) within 30 days of such notice.  In no event shall the Date of Termination in connection with a Constructive Termination occur any later than one year following the notice of the existence of the condition(s) constituting a Constructive Termination hereunder.

(iv)                              “Disability” shall mean a physical or mental condition which (A) renders the Executive, with or without reasonable accommodation, unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (B) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, results in the Executive receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company.

(g)                                  Notice of Termination.  Any termination or non-renewal (except due to the death of Executive) by the Company or the Executive shall be communicated by written Notice of Termination to the other party hereto.   For purposes of this Agreement, a “Notice of Termination” shall mean a notice which (i) shall state the effective date of such termination, (ii) shall indicate the specific termination provision in this Agreement relied upon and (iii) shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.  Any such notice shall be provided in accordance with the requirements of Section 20 hereof. Any notice of Constructive Termination by the Executive shall be given by the Executive within 90 days of his becoming aware of the existence of the condition upon which the Constructive Termination is based.

(h)                                 Date of Termination.  The “Date of Termination” shall mean (i) the date of death, if the Executive’s employment is terminated because of death, (ii) the date the Executive is determined to have a Disability, if the Executive’s termination is based on his Disability, and (iii) if the Executive’s employment is terminated for any other reason (including, without limitation, non-renewal), the date specified in the Notice of Termination, which date shall be in accordance with the timing rules set out in (d) or (g) of this Section 7, as applicable. With respect to any compensation payable under this Agreement that is subject to Section 409A of the Code, references to the Executive’s Date of Termination or termination of employment (and variations thereof) shall be deemed to refer only to the Executive’s “separation from service” within the meaning of Section 1.409A-1(h) of the U.S. Treasury Regulations, applying the default terms thereof.

(i)                                     Delayed Payments.  Notwithstanding any other provision with respect to the timing of payments under this Section 7, if, at the time of the Executive’s termination, the Executive is deemed to be a “specified employee”  (within the meaning of Section 409A of the Code, and any successor statute, regulation and guidance thereto) of the Company, then only to the extent necessary to comply with the requirements of Section 409A of the Code, any payments to which the Executive may become entitled under Section 7 as a result of his “separation from service” (within the meaning of Section 409A of the Code, and any successor statute, regulation and guidance thereto) which are subject to Section 409A of the Code (and not otherwise exempt from its application) will be withheld until the first business day of the seventh month following the termination of the Executive’s employment, at which time the Executive shall be paid an aggregate amount equal to six months of payments otherwise due to the Executive under the terms of this Section 7, as applicable, plus (to the extent not prohibited by Section 409A of the Code) interest on such amounts at the then applicable prime rate of interest as established from time to time by Bank of America Corporation or its successor.  After the first business day of the seventh month following the termination of the Executive’s employment and continuing each month thereafter, the Executive shall be paid the regular payments otherwise due to the Executive in accordance with the terms of this Section 7, as applicable.

(j)                                    Nondisparagement.  Each of the Company and the Executive agree not to make any disparaging comments or remarks, orally or in writing, about the other party following the termination or expiration of this Agreement.

8.                                      Section 409A.  The parties hereto intend that this Agreement comply with the requirements of Section 409A of the Code and the regulatory guidance thereunder.  If any provision provided herein may result in the imposition of an additional tax or penalty under the provisions of Section 409A of the Code, the Executive and the Company agree to amend any such provision to avoid imposition of any such additional tax, to the extent possible, in the manner that the Executive and the Company mutually agree is appropriate to comply with Section 409A of the Code; provided that, to the extent possible, any such amendment shall minimize any decrease in the payments or benefits to the Executive contemplated herein.

9.                                      Confidential Information; Unauthorized Disclosure.

(a)                                 During the Term and for the period ending two years following the Date of Termination, the Executive shall not, without the written consent of the Board or a person authorized thereby, disclose to any person, other than an employee of the Company, the Partnership or its subsidiaries or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties as the President and Chief Executive Officer of the Company including serving as the President and Chief Executive Officer of the Partnership, any secret, confidential and/or proprietary information, knowledge or data obtained by him while in the employ of the Company or any of its affiliates with respect to the Company, the Partnership or any of its subsidiaries and their respective businesses, the disclosure of which he knows or should know will be damaging to the Company, the Partnership or any of its subsidiaries; provided however, that such information, knowledge or data shall not include (i) any information, knowledge or data known generally to the public (other than as a result of unauthorized disclosure by the Executive) or (ii) any information, knowledge or data which the Executive may be required to disclose by any applicable law, order, or judicial or administrative proceeding.

(b)                                 The Executive acknowledges that money damages would not be a sufficient remedy for any breach of this Section 9 by the Executive, and the Company, the Partnership or its subsidiaries shall be entitled to enforce the provisions of this Section 9 by seeking specific performance and injunctive relief as remedies for such breach or any threatened breach.  Such remedies shall not be deemed the exclusive remedies for a breach of this Section 9 but shall be in addition to all remedies available at law or in equity, including the recovery of damages from the Executive and his agents.

10.                               Payment Obligations Absolute.  Except as specifically provided in this Agreement, the Company’s obligation to pay the Executive the amounts and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company or the Partnership (including its affiliates) may have against him or anyone else.  All amounts payable by the Company shall be paid without notice or demand.  The Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and except as provided in Section 7(c) above, the obtaining of any such other employment shall in no event effect any reduction of the Company’s obligations to make the payments and arrangements required to be made under this Agreement.

11.                               Successors.  This Agreement shall inure to the benefit of and be binding upon the Company and its successors and permitted assigns and any such successor or permitted assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, “successor” and “assignee” shall be limited to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires control of the Company or to which the Company assigns this Agreement by operation of law or otherwise in connection with any sale of all or substantially all of the assets of the Company, provided that any successor or permitted assignee promptly assumes in a writing delivered to the Executive this Agreement and, in no event, shall any such succession or assignment release the Company from its obligations hereunder. The Company will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as herein before defined and any successor to all or substantially all of its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

12.                               Assignment.  The Executive shall not have any right to pledge, hypothecate, anticipate or assign this Agreement or the rights hereunder, except by will or the laws of descent and distribution, or delegate his duties or obligations hereunder.

13.                               Governing Law.  The provisions of this Agreement shall be construed in accordance with, and governed by, the laws of the Commonwealth of Massachusetts without regard to principles of conflict of laws.

14.                               Entire Agreement.  The Company and the Executive intend that this Agreement shall supersede the December 31, 2014 Agreement and that this Agreement together with (i) the attached Annex I and Exhibits A and B hereto, and (ii) those certain Global Partners LP Long-Term Incentive Plan Grants of Phantom Units to the Executive dated June 27, 2013 and August 16, 2017, constitute the entire agreement of the parties with regard to the subject matter hereof, and contain all of the covenants, promises, representations, warranties and agreements between the parties with respect to such subject matter.  Without limiting the scope of the preceding sentence, as of the Effective Date, all understandings and agreements preceding the Effective Date and relating to the subject matter hereof are hereby null and void and of no further force and effect, including, without limitation all prior employment and severance agreements, if any, by and between the Company and the Executive; provided that, nothing contained in the foregoing shall be deemed to supersede or make invalid any prior agreements between the Executive and the Company concerning long-term incentive plan awards and any agreement by and between the Executive and the Company, the Partnership or any affiliated entity or member of the Partnership in his capacity as an interest holder, including without limitation the Omnibus Agreement.

15.                               Modification.  Any modification of this Agreement will be effective only if it is in writing and signed by the parties hereto.

16.                               No Waiver.  No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

17.                               Severability.  Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction by reason of applicable law shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

18.                               Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

19.                               Withholding of Taxes and Other Employee Deductions.  The Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to the Company’s employees generally.

20.                               Notice.  For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand, or by a nationally recognized overnight delivery service or mailed by U.S. registered mail, return receipt requested, postage prepaid, addressed to the parties at their addresses set forth below, or to such other addresses as either party may have furnished to the other in writing in accordance herewith except that notices of change of address shall be effective only upon receipt.

If to the Company:

Global GP LLC
P.O. Box 9161
800 South St., Suite 500
Waltham, Massachusetts 02454-9161
Attention: General Counsel and the Chairman of the Compensation Committee

with a copy to:

Brenda K. Lenahan
Vinson & Elkins L.L.P.
666 Fifth Avenue
25th Floor
New York, New York 10103

If to the Executive:

At the Executive’s last known home address listed in the Company’s personnel records from time to time with a copy to:

Michael A. Hickey

Goulston & Storrs, P.C.
400 Atlantic Ave.
Boston, Massachusetts 02110

21.                               Headings.  The section headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GLOBAL GP LLC

By:	/s/ Mark Romaine
Name:	Mark Romaine
Title:	Chief Operating Officer

ERIC S. SLIFKA

/s/ Eric S. Slifka

[Signature Page to Employment Agreement]

ANNEX I

Non-Competition Provisions

Non-competition; Nonsolicitation.   During the Term, and in the event that the Executive’s employment is terminated for any reason, then for a period of one (1) year following the Date of Termination (the “Restrictive Period”), the Executive shall be prohibited from working (as an employee, consultant, advisor, director or otherwise) for, engaging in or acquiring or investing in any business having assets engaged in the following businesses in New England and the other jurisdictions in which the Partnership Group is conducting business as of the Date of Termination  (the “Restricted Businesses”): (i) wholesale or retail marketing, sale, distribution and transportation of refined petroleum products, crude oil, renewable fuels (including ethanol and biofuels), and natural gas liquids (including ethane, butane, propane and condensates); (ii) the storage of refined petroleum products and/or any of the other products identified in clause (i) of this paragraph in connection with any of the activities described in said clause (i); (iii) the retail sale of convenience store items and sundries and related food service, whether or not related to the retail sale of refined petroleum products including, without limitation, gasoline; (iv) bunkering; and (v) any other business in which the Company or its Affiliates (a) becomes engaged during the period Executive is employed by the Company or any of its Affiliates, or (b) is preparing to become engaged as of the time that Executive’s employment with the Company or any of its Affiliates ends and, with respect to parts (a) and (b) of this clause (v), the Executive has participated in or obtained Confidential Information about such business or anticipated business. During the Restrictive Period, the Executive also shall not directly or indirectly solicit any employees, contractors, vendors, suppliers or customers of the Company or the Partnership Group to cease to be employed by or otherwise do business with the Company or the Partnership Group, or to reduce the same, or to be employed or otherwise do business with any Restricted Business.  Notwithstanding any provision of this Annex I to Amended and Restated Employment Agreement (this “Annex I”) to the contrary, the Executive may own up to 3% of a publicly traded entity that is engaged in one or more of the Restricted Businesses.  If any court determines that any of the provisions of this Annex I are invalid or unenforceable, the remainder of such provisions shall not thereby be affected and shall be given full effect without regard to the invalid provisions. If any court construes any of the provisions of this Annex I, or any part thereof, to be unreasonable because of the duration of such provision or the geographic scope thereof, such court shall have the power to reduce the duration or restrict the geographic scope of such provision and to enforce such provision as so reduced or restricted.  Notwithstanding the foregoing or any other provision of this Annex I, nothing in this Annex I shall limit the Executive’s ability to perform services in any capacity or invest in any of the following: (I) money management firm; (II) investment partnership; (III) investment or private equity firm; or (IV) private equity or other investment fund; except that if any such firm, partnership or fund referenced in subsections (I) through (IV) contemplates or makes direct investments in the Partnership Group or in any Restricted Business, the Executive must recuse himself and may not personally, in any respect, be actively involved, actively participate, or directly invest, and must fully comply with the provisions of this Annex 1.

Any restrictions on the Executive otherwise prohibited under this Annex I may be waived only by express written permission of the Conflicts Committee of the Company’s Board of Directors.

EXHIBIT A

Short-Term Annual Cash Incentive Plan

The Executive shall participate in the 2018 short-term cash incentive plan (the “STIP”) described below and, in the event of a renewal term under the Amended and Restated Employment Agreement, the Executive also shall participate in a 2019 STIP (which shall be mutually agreed upon on or before April 15, 2019).

During the first calendar quarter of 2018, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) established (a) threshold financial metrics required to be met for any cash incentive amount to be awarded under the 2018 STIP in respect of fiscal year 2018 (the “financial metrics”), and (b) a discretionary cash component for the amount of the cash incentive (if any) to be awarded under the 2018 STIP regardless of whether the financial metrics threshold are or are not met or exceeded.  The targets, metrics (including any thresholds) and discretionary component established by the Compensation Committee are set forth in a payout grid, a copy of which has been provided to the Executive prior to his execution of the Amended and Restated Employment Agreement.  The 2018 STIP design provides that 50% of the cash incentive amounts (if any) earned for 2018 will be determined by the Compensation Committee based upon the Partnership’s achievement of the financial metrics, and 50% of the cash incentive amounts (if any) for 2018 will be determined at the discretion of the Compensation Committee.  Under the 2018 STIP, the Executive’s “award target” cash incentive amount is 100% of his Base Salary, and his 2018 maximum cash incentive amount is 200% of his Base Salary.

During the first calendar quarter of 2019, the Compensation Committee shall establish (a) threshold financial metrics required to be met for any cash incentive amount to be awarded under the 2019 STIP in respect of fiscal year 2019 (the “financial metrics”), and (b) a discretionary cash component for the amount of the cash incentive (if any) that will be awarded under the 2019 STIP regardless of whether the financial metrics threshold are or are not met or exceeded.  The targets, metrics (including any thresholds) and discretionary component established by the Compensation Committee shall be set forth in a payout grid, a copy of which shall be provided to the Executive for his review and input prior to the commencement of the renewal term, if any, under the Amended and Restated Employment Agreement. The 2019 STIP design shall be developed by the Compensation Committee in consultation with its compensation consultant.

Awards under the 2018 STIP and 2019 STIP, if applicable, shall be paid within 2½ months of the end of the fiscal year to which the STIP applies; provided, however, that if the Partnership has not completed its audited consolidated financial statements within 2½ months of the end of that fiscal year, the award shall be paid within 5 business days following completion of the Partnership’s audited consolidated financial statements for such fiscal year, but in no event later than September 30 of the year following the end of the applicable fiscal year; and further provided, that any such payment shall be made in a manner that is either exempt from, or in compliance with, Section 409A of the Internal Revenue Code of 1986 (the “Code”) and any successor statute, and/or guidance thereunder, and the provisions of Treasury Regulation Section 1.409A and any successor regulation and guidance thereto (collectively, “Section 409A”).

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EXHIBIT B

Long-Term Performance-Based Cash Incentive Plan

The Executive shall participate in the 2018 long-term performance-based cash incentive plan (the “2018 Plan”) described below and, in the event of a renewal term under the Amended and Restated Employment Agreement, the Executive also shall participate in a 2019 long-term performance-based cash incentive plan (which shall be mutually agreed upon on or before April 15, 2019).

The 2018 Plan is designed to compare the Partnership’s performance, measured by the total return to its unitholders, against the performance of the two groups of constituent companies in the Alerian (ALMP) and Van Eck High Income MLP (YMLP) Exchange Traded Funds (the “ETF Constituent Companies”), measured by the total returns to their respective unitholders or shareholders, in each case for the period from March 29, 2018(1) through March 29, 2019(2).  For purposes of the 2018 Plan, the ETF Constituent Companies shall exclude any entity that is not included in the Alerian (ALMP) or the Van Eck High Income MLP (YMLP) Exchange Traded Funds on both March 29, 2018 and March 29, 2019.  Subject to the next succeeding sentences, the Partnership’s and each of the ETF Constituent Companies’ total unitholder (or shareholder) return (“TSR”) shall be equal to the sum of (a) the change in the entity’s common unit (or share) price from March 29, 2018 to March 29, 2019, using market closing prices on those dates, plus (b) the aggregate amount of per unit (or per share) cash distributions paid to such entity’s unitholders (or shareholders) during the period from March 31, 2018 through March 31, 2019, divided by (c) such entity’s common unit (or share) closing price on March 29, 2018.  For purposes of the 2018 Plan: (i) in determining the Partnership’s TSR, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) may include or exclude distributions in respect of extraordinary, one-time events; and (ii) in determining each of the ETF Constituent Companies’ TSRs, the Compensation Committee may include or exclude distributions in respect of extraordinary, one-time events.  Any such determinations (to include or exclude distributions of extraordinary one-time events) made by the Compensation Committee shall be final and binding.

The 2018 Plan is designed with two separate components:  50% of the award is based upon the Partnership’s TSR, as compared against the TSRs of the individual entities comprising the ETF Constituent Companies (the “Performance Component”), and 50% of the award is discretionary, as determined by the Compensation Committee based upon its evaluation of the Executive’s performance and such external factors as the Compensation Committee deems appropriate (the “Discretionary Component”).  In order for the Executive to earn any portion of the Performance Component under the 2018 Plan, the Partnership’s TSR must be both (i) positive, and (ii) at least equal to the median of the TSRs of the ETF Constituent Companies.

Payout amounts under the 2018 Plan shall be determined by the Compensation Committee in accordance with that certain payout grid that was established by the Compensation Committee and agreed to by the Executive prior to his execution of the Amended and Restated Employment

(1)  Thursday, March 29, 2018 is the last day that the New York Stock Exchange (“NYSE”) was open during the first calendar quarter of 2018. The Partnership’s per unit closing price on March 29, 2018 was $15.35.

(2)  Friday, March 29, 2019 is the last day that the NYSE will be open during the first calendar quarter of 2019.

Agreement (the “2018 Plan Payout Grid”).  As soon as practicable after March 31, 2019, the Compensation Committee’s compensation consultant will calculate the TSRs for each of the ETF Constituent Companies and rank them from highest to lowest in order to determine the ETF Constituent Companies’ median TSR and the percentiles for use in connection with the 2018 Plan Payout Grid.  The compensation consultant will also calculate the Partnership’s TSR and compare it to the TSR ranking of the ETF Constituent Companies.  By example, in the event that the Partnership’s TSR exceeds the 75th percentile of the TSRs for the ETF Constituent Companies, the Executive shall earn the maximum award of $2,025,000 for the Performance Component, together with such additional amount (up to $2,025,000) as the Compensation Committee shall determine for the Discretionary Component.  In the event that the Partnership’s TSR is between percentile levels shown on the 2018 Plan Payout Grid, the Compensation Committee will determine the Performance Component of the award amount by interpolating between the percentile levels shown on the 2018 Plan Payout Grid. Under the 2018 Plan, the Executive potentially could earn incentive awards under the Performance Component in an amount ranging from $675,000 to $2,025,000, and under the Discretionary Component in an amount ranging from $0 to $2,025,000, for a maximum potential aggregate total award of $4,050,000.

Except as otherwise set forth in Section 7 of the Agreement, the total cash incentive amount earned by the Executive under the 2018 Plan will be paid to the Executive in two equal installment payments, the first half of the award to be paid in January of 2020 and the second half of the award to be paid in January 2021, provided that the Executive continues to be employed by the Company at the time of each such payment.  The Compensation Committee, in its sole discretion, may authorize payment of a portion or all of the earned total cash incentive amount in the event the Executive’s employment with the Company is terminated prior to January 2020 or January 2021, as applicable. Any such payment authorized by the Compensation Committee shall be paid within 74 days following the Executive’s Date of Termination (as such term is defined in the Amended and Restated Employment Agreement).  Notwithstanding the foregoing, any unpaid cash incentive amount earned by the Executive under the Plan shall be paid immediately following the Date of Termination due to the death or Disability (as such term is defined in the Amended and Restated Employment Agreement) of the Executive.

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